

June 1, 2012

<u>Via E-Mail</u>
Patrick K. Tagtow
Senior Vice President, General Counsel and Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, TX 77042

> **Re:** **BMC Software, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 30, 2012**
> **File No. 001-16393**

Dear Mr. Tagtow:

We have reviewed your revised filing and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 25, 2012.

<u>Proxy Statement for Annual Meeting of Shareholders, page 6</u>

1. Consistent with changes elsewhere in your document, please update the first sentence in the second paragraph to reflect the filing of a Preliminary Proxy Statement by Elliott to solicit votes in favor of four directors.

<u>Proposal One: Election of Directors, page 14</u>

2. We note your revisions in response to the second bullet point in prior comment 6. It is unclear how you concluded that your nominees would serve your stockholders' interests better than Elliott's nominees. In this regard, it is unclear how your statement that the Elliott nominees "share Elliott's view of the value of the company" supports your assertion. Please revise to clarify.

3. We note your response to prior comment 7. As requested, please revise your disclosure so that it does not claim discretionary authority to vote for replacement nominees in the event that a director nominee is "unavailable" to serve. Rule 14a-4(c)(5) grants discretionary authority to vote for replacement nominees in the event that a prior nominee is "unable to serve or for good cause will not serve."

Proposal Five: Stockholder Proposal, page 38

4.   You indicate in your response to prior comment 8 and in your revised disclosure that adopting proposal five could result in the repeal of "future" amendments to the bylaws. It is unclear whether you are asserting that bylaw amendments made <u>after</u> approval of the resolution would be subject to repeal as a result of the stockholder proposal, if approved. The proposal appears to seek to repeal only those bylaw changes that occurred after November 10, 2010 or that will have occurred prior to approval of the resolution, but not subsequent to approval. In this regard, we note your statement that "no provision of the bylaws will be impacted by the Stockholder Proposal." Please revise your disclosure to clarify your reference to future board actions that could be impacted by this proposal.

        Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: <u>Via E-mail</u>
         Lauren D. Gojkovich
         Wachtell, Lipton, Rosen & Katz